DREIER STEIN & KAHAN, LLP
December 3, 2007

Jeffrey P. Riedler, Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Re:	Clearant, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed November 21, 2007
File No. 333-146362
Dear Mr. Riedler:
     We are counsel for Clearant, Inc. (the “Company”) and are responding to your letter of November 26, 2007, regarding the above-referenced Amendment No. 1 to Registration Statement on Form SB-2 (the “Registration Statement”). Amendment No. 2 to Registration Statement on Form SB-2 is filed herewith.
Comment No. 1 – Signatures
     We note your response to our prior comment 4. Ms. Etzel’s signature should appear in the same section as the signatures of Mr. Garfield and the rest of the Board of Directors since she is signing in her personal capacity as the Controller and not on behalf of the registrant. Also, since Mr. Garfield is signing in his capacity as the Principal Executive Officer, Principal Financial Officer and Director, the title next to his second signature should be revised from the current “Director” to “Principal Executive Officer, Principal Financial Officer and Director.”
RESPONSE
     The Registration Statement was revised to (i) remove the signature of the Company’s Controller, Susan Etzel, as a signatory signing on behalf of the Company, (ii) insert the signature of the Company’s Controller, Susan Etzel, as a signatory signing in her personal capacity and (iii) revise Jon Garfield’s title with regard to his second signature in accordance with the Commission’s comments.
     Please do not hesitate to contact the undersigned at 424.202.6080 if you have any questions or require anything further.

Sincerely,
/s/ Edward T. Schultz
Edward T. Schultz